FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                                October 06, 2005
Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

                  Re:      FirstPlus Financial Group
                           Revised Preliminary Proxy Statement on Schedule 14A Filed September 22, 2005 by James T. Capretz, Robert
                           D. Davis, George R. Eberting, Rupen Gulenyan, James
                           P. Hanson and Danford L. Martin (the FPFX
                           Shareholder  Value Committee)
                           SEC File Number 1-13753

Dear Mr. Duchovny:

         I am in receipt of your letter dated September 27, 2005 regarding the Revised Preliminary Proxy Statement filed by the above-referenced shareholders (the "Participants") in connection with the solicitation of proxies in connection with the upcoming Special Meeting of Shareholders (the "Meeting") of FirstPlus Financial Group, Inc. (the Company"). A response to your comments is submitted concurrently with a Revised Preliminary Proxy Statement, and an amended Form 13D is also filed at this time. We respond to staff's comments as follows:

Schedule 14A
------------

1. Reasons for Solicitation, page 6. The first letter from the IRS dated Aug. 31, 2004 (copy previously submitted to you) is correct when they stated: "We are sorry, but the return for the tax period 2002 is not available at this time." Several months later when I requested returns for tax periods of 2002 and 2003, the IRS letter dated Jan. 24, 2005 stated "We are sorry, but we cannot provide photocopies of your tax return(s) for the year(s) 2003. We searched our files using the information you gave us on Form 4506 and found no record of tax returns being filed".

The IRS did send me a tax return for what they thought was 2002 but when I opened the package, it was identical (page for page, dollar for dollar) as the one I previously received for the tax period 2000. It was clearly marked as Form 1120 for tax year 2000. In fact, it had the same "Received" stamp date as my prior copy of 2000 Form 1120, so it was obvious to me that a "duplicate" of tax return for year 2000 is now "on file" at the IRS regarding FirstPlus Financial Group, Inc. for the year 2002.

I wrote a letter to the IRS explaining their error (see Enclosure #1). I also faxed a copy of everything to the IRS Taxpayer Advocate office local to me (see Enclosure #2). As of September 30, 2005 this problem has not yet been resolved by the IRS, as I was able to receive a "Transcript" of the FirstPlus Financial Group Inc. tax return for the tax year 2002, (as of September 30, 2005) and it still shows (dollar for dollar) the same amounts in the FirstPlus Financial Group Inc. tax return for the tax year 2000. That means that the "duplication error" still exists, and that the proper tax return from FirstPlus Financial Group for tax year 2002 has yet to be filed.

If you need to see the current FirstPlus Financial Group "Transcript" report (as of September 30, 2005) of the FirstPlus Financial Group Inc tax return (for the tax year 2002) and a copy of FirstPlus Financial Group Form 1120 (for the tax year 2000, first few pages) to see for yourself that they are identical (i.e. 2002 returns are an erroneous duplicate of 2000 returns) I could send them to you directly (under separate cover). The IRS cautioned me that "Tax Returns" are to be used only for the benefit of owners and/or officers of the Company (not to be available to the public).

2. Proposal One, Election of Directors, page 8. The Preliminary Proxy Statement has been revised in all areas where it was mentioned that there were "no audited financial reports in over 7 years" to include the disclosure "(other than the 10-KSB filed September 22, 2005)".

3. Proxy Solicitations and Expenses, page 15. The Webmaster who is constructing our Website is currently on vacation in the mountains of Tennessee and does not have access to internet facilities nor does he have the passwords needed to work on our Website until he returns from vacation on October 11th. We will give you access to the Website after he returns. When the site is completed, no password will be required for access.

4. Form of Proxy. The Form of Proxy and Proxy Card have been revised to follow the format in Exchange Act Release No. 31326 (October 16, 1992). The proxy card is to be identified by the color yellow.

            We also added to SCHEDULE 1 the common stock held separately by Mr. Martin's wife, and some recent stock purchases. Rupen Gulenyan has resigned from the Committee (see Enclosure #3). This changes the Committee's ownership of all outstanding shares to 8.0%. All references to Mr. Gulenyan have been removed from the amended Schedule 14A and also from an amended Schedule 13D filed concurrently.

         We would like to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.

         Sincerely,


         /s/ Danford L. Martin
         ------------------------
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656


Cc:  Nathan Jenkins, Jerry Carter, Committee Members

3 Enclosures:
   1. Letter to IRS regarding wrong tax returns mailed to Ogden Utah
   2. Letter to IRS regarding wrong tax returns faxed to Laguna Niguel
   3. Letter of Resignation from Rupen Gulenyan, October 5, 2005

Enclosure No. 1

TO:               RAIVS Team                                           01/27/05
                  Mail Stop 6734
                  Ogden, UT  84201

FROM:             Danford L. Martin
                  7 Egret Lane
                  Aliso Viejo, CA  92656

RE:               0415506447 Jan 24, 2005 LTR 1275C,  75-2561085

In my letter of 11/26/2004 and Form 4506 -Request for Copy of Tax Return- (see copy attached) I specifically requested tax returns as of 12/31/2002 and 12/31/2003 and paid for them. I was informed that there were no returns for 2003, however the letter said "We are enclosing the photocopy, as you requested, for the year(s) 2002" (see copy attached).

However, the photocopy I received was for year 2000, not 2002 (see copy attached). Another person I know of who asked for a transcript for 2000, 2001, and 2002 noticed that the information relayed to him for 2002 was the exact numbers found in 2000.

This indicates the IRS has erroneously filed a 2000 tax return as a 2002 tax return. I request the following:

   1. Remove the erroneously filed 2000 tax return from the year 2002.
   2. Refund the money you charged me for the 2002 year as you sent me the wrong data.
   3. Request that FirstPlus Financial Group Inc. promptly file their 2002 and 2003 returns. There is no excuse for late filing. Their address now is:
               5100 North O'Connor Blvd., 6th Floor
               Irving, Texas 75039

   4. Please let me know when you receive the tax filing for 2002 and 2003 so that I may request a copy.

Sincerely,


/s/ Danford L. Martin
Danford L. Martin

Enclosures
  Copy of my letter of 11/26/2004 with Form 4506 Request for Copy of Tax Return Copy of your letter to me of 01/24/05 Copy of FirstPlus Financial Group, Inc Form 1120 for year 2000 (erroneously sent me)

Enclosure No. 2

TO:               Taxpayer Advocate                                    01/27/05
                  Laguna Niguel, CA
                  Fax:  949-389-5038

FROM:             Danford L. Martin
                  7 Egret Lane
                  Aliso Viejo, CA  92656

RE:               0415506447 Jan 24, 2005 LTR 1275C,  75-2561085

In my letter of 11/26/2004 and Form 4506 -Request for Copy of Tax Return- (see copy attached) I specifically requested tax returns as of 12/31/2002 and 12/31/2003 and paid for them. I was informed that there were no returns for 2003, however the letter said "We are enclosing the photocopy, as you requested, for the year(s) 2002" (see copy attached).

However, the photocopy I received was for year 2000, not 2002 (see copy attached). Another person I know of who asked for a transcript for 2000, 2001, and 2002 noticed that the information relayed to him for 2002 was the exact numbers found in 2000.

This indicates the IRS has erroneously filed a 2000 tax return as a 2002 tax return. I request the following:

   1. Remove the erroneously filed 2000 tax return from the year 2002.
   2. Refund the money you charged me for the 2002 year as you sent me the wrong data.
   3. Request that FirstPlus Financial Group Inc. promptly file their 2002 and 2003 returns. There is no excuse for late filing. Their address now is:
                5100 North O'Connor Blvd., 6th Floor
                Irving, Texas 75039

   4. Please let me know when you receive the tax filing for 2002 and 2003 so that I may request a copy.

Sincerely,


/s/ Danford L. Martin
Danford L. Martin

Enclosures
  Copy of my letter of 11/26/2004 with Form 4506 Request for Copy of Tax Return Copy of your letter to me of 01/24/05 Copy of FirstPlus Financial Group, Inc Form 1120 for year 2000 (erroneously sent me)

Enclosure No. 3

TO:               FPFX Shareholder Value Committee            October 5, 2005
                  c/o Danford L. Martin
                  7 Egret Lane
                  Aliso Viejo, CA  92656

FROM              Rupen Gulenyan
                  3040 E. Tremont Ave., Suite 201
                  Bronx, NY  10461

SUBJECT:          My Resignation from the FPFX Shareholder Value Committee

I regrettably inform you of my resignation from the FPFX Shareholder Value Committee (the Committee) and all related activities, effective Wednesday, October 5, 2005.

Having spent the last several months out of country, upon returning home I find that my business in New York is consuming most all my time. I therefore will be unable to contribute time and/or effort for Committee activities.

Please remove my name from all documents pertaining to the Committee. Neither my name nor my FPFX common share holdings are permitted to be used in any way pertaining to the Committee and any of its filings and/or solicitation of proxies and/or votes. Any previous statements and/or agreements I made with or pertaining to the Committee are now null and void.

Sincerely,


/s/  Rupen Gulenyan
Rupen Gulenyan